Issuer Free Writing Prospectus, dated November 9, 2006
Filed pursuant to Rule 433 under the Securities Act of 1933 — Registration Statement No. 333-
130549

NRG Energy Announces Secondary Offering of Common Stock

Princeton, NJ; (November 9, 2006)— NRG Energy, Inc. (NYSE: NRG) announced that today affiliates of Hellman & Friedman (the “Selling Shareholders”) sold an aggregate of 4,216,871 shares of NRG common stock to Morgan Stanley & Co. Incorporated (the “Underwriter”) pursuant to an Underwriting Agreement dated November 9, 2006. The Selling Shareholders acquired their shares in a private placement as part of the consideration that NRG paid for the acquisition of Texas Genco LLC on February 2, 2006. After this sale, the Selling Shareholders will not hold any of NRG’s issued and outstanding common stock. NRG will not receive any proceeds from the offering by the Selling Shareholders.

The 4,216,871 shares of NRG common stock purchased by the Underwriter from the Selling Shareholders are being offered for resale by the Underwriter in an at-the-market offering in negotiated transactions or otherwise, at market prices prevailing on the New York Stock Exchange at the time of sale, at prices related to the prevailing market price or otherwise.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free at 1-866-718-1649.

NRG Energy, Inc. owns and operates a diverse portfolio of power-generating facilities, primarily in Texas and the Northeast, South Central and West regions of the United States. Its operations include baseload, intermediate, peaking, and cogeneration facilities and thermal energy production. NRG also has ownership interests in generating facilities in Australia, Germany and Brazil.

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are subject to certain risks, uncertainties and assumptions and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. NRG undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Factors that could cause NRG’s actual results to differ materially from those contemplated in the forward-looking statements included in this news release may be found with information regarding risks and uncertainties that may affect NRG’s future results, which are included in NRG’s filings with the Securities and Exchange Commission at www.sec.gov.

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Lori Neuman 609.524.4525	Kevin Kelly 609.524.4527